บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonth[redacted]
Tel. **(66 2) 502-3000-7** Fax: **(66 2) 502-3150-2**, URL : http : // www.jasm[redacted]

June 12, 2002

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549 USA

Re : Jasmine International Public Company Limited
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

With reference to your approval file No. 82-4876 dated October 2, 1998 with regard to the exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 for securities of Jasmine International Public Company Limited (the "Company"). In order to continue to claim this exemption, we furnish to the Commission the information required by the Rule 12g3-2(b). The following items are the information that were made public, filed with an exchange or distributed to security holders of the Company :

1. Title : Reports the Result of Warrant Conversion to Common Shares (ADMS 18/45)
   Date : March 18, 2002

2. Title : Report on the Extension of Maturity date of the Right Warrants and Amendment on Agenda of the Annual General Meeting of Shareholders No. 1/2002 (ADMS 28/45)
   Date : March 29, 2002

3. Title : Report on Retirement of Director (ADMS 33/45)
   Date : April 9, 2002

4. Title : Reports on the Shareholders' Resolutions (ADMS 38/45)
   Date : April 26, 2002

5. Title : Report on he Repurchase of Senior Secured Notes and the Investment of Jasmine Submarine Telecommunications Co., Ltd. ("JSTC"), including set date for the extra-ordinary shareholders meeting No. 2/2002 (ADMS 46/45)
   Date : May 13, 2002

6. Title : Report on Submitting it Reviewed Quarterly Financial Statements. (ADMS 47/45)
   Date : May 15, 2002

7. Title : Report on Warrant Holders of Jasmine International Public Company Limited (ADMS49/45)
   Date : May 20, 2002

dlw 7/2

In the event that any questions should arise in connection with this matter, please contact me at Tel: (662) 502-3013; Fax: (662) 502-3152 or E-Mail: vorasak.p@jasmine.com

Very truly yours,
Jasmine International Public Company Limited

By : ______________________

Name : Mr. Vorasak Pittawong
Title : Vice President
Accounting & Finance Department

Enclosures.

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. (66 2) 502-3000-7 Fax: (66 2) 502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

02 JUL -1 AM 11:45

ADMS 49/45

May 20, 2002

Subject : Notice of Information Regarding the Exercise of the Rights Warrants
To : Warrant Holders of Jasmine International Public Company Limited

Jasmine International Public Company Limited would like to inform you the information regarding the Exercise of 257,356,537 units of the Company's Rights Warrants as follows:

1. The Exercise Date is on June 17, 2002 during 8.30 to 15.30 hours.
2. The Notification Period is during 8.30 to 15.30 hours on the Company's business day on June 1, 2002 through June 14, 2002.
3. Contact Place to exercise the Rights Warrants and to get the Subscription Forms is:
   - Jasmine International Public Company Limited
     200, 29th-30th Floor, Moo 4, Chaengwattana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand, Telephone No. (66 2) 502-3000-7, Fax No. (66 2) 502-3151
   - Or at any office of the brokerage companies during the Notification Period.
4. The Exercise Ratio and the Exercise Price to subscribe the Company's Common Shares :
   1 Rights Warrant has a right to subscribe 1 Common Share of the Company at the price of Baht 5 per share.

Please be informed accordingly.

Yours sincerely,
Jasmine International Public Company Limited

(Mr. Phongchai Sirinaruemitr)
President

Copy to The Stock Exchange of Thailand

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. (66 2) 502-3000-7 Fax: (66 2) 502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

02 JUL -1 AM 11:55

ADMS 47/45

May 15, 2001

JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED
SUBMITS ITS REVIEWED QUARTERLY FINANCIAL STATEMENTS

Jasmine International Public Company Limited (JASMIN) would like to submit its reviewed financial statements for the first quarter of 2002, ending March 31, 2002. These financial statements have been

(✓) approved by the company's Executive Committee at the meeting No. 6/2002 held on May 13, 2002.

(✓) reviewed by the company's Audit Committee at the meeting No. 3/2002 held on May 13, 2002.

(✓) approved by the company's Board of Directors at the meeting No. 5/2002 held on May 13, 2002.

In addition, stated below is the report on the company's operation results.

The company and its subsidiaries incurred net profit of Bt. 302 million in the first quarter of 2002 increasing Bt. 511 million or 244% from net loss of Bt. 209 million compared with the same period last year. The reasons are as follows :-

1. The company and its subsidiaries had total sales at the amount of Bt. 1,115 million increasing Bt. 135 million or 13% from the same quarter last year caused by the increase revenues of the company and its subsidiaries received from Turn Key Project and Satellite Telephone Service.
2. The company and its subsidiaries incurred net profit of Bt. 61 million from operations increasing from the same quarter last year. Breakdown of profit (loss) from operation is as follows :

2.1	Jasmine Submarine Telecommunications Co., Ltd. and its subsidiaries	Bt.	70	Million
2.2	Acumen Co., Ltd. and its subsidiaries	Bt.	76	Million
2.3	Jasmine International Overseas Co., Ltd. and its subsidiaries	Bt.	(56)	Million
2.4	Others	Bt.	(29)	Million
	Total	Bt.	61	Million

3. The company and its subsidiaries incurred profit of Bt. 158 million from the foreign exchange rate as a result of the Baht appreciation against the US Dollar and Japanese Yen.
4. The company and its subsidiaries incurred profit of Bt. 83 million from sharing net profit of associated companies, one part of it from profit of TT&T Public Company Limited at the amount of Bt. 94 million

Please be informed accordingly.

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน) • Jasmine International Public Company Limited •

Signature ______________________ Authorized director
(Mr. Phongchai Sirinaruemitr)
President

JASMIN reports reviewed quarterly financial statements as follows.

Jasmine International Public Company Limited

			Reviewed
	Ending March 31,		(In thousands)
	Quarter 1		
Year	2002	2001	
Net profit (loss)	302,457	(209,104)	
EPS (baht)	0.73	(0.54)	

Comment : 1. Please see details in financial statements, auditor's report and remarks from SET Information Management System

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Signature................................

(Mr.Phongchai Sirinaruemitr)

President

Authorized to sign on behalf of the company

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand
Tel. (66 2) 502-3000-7 Fax: (66 2) 502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

02 JUL -1 AM 11:55

ADMS 46/45
13 May 2002

Subj. : The repurchase of Senior Secured Notes and the investment of Jasmine Submarine Telecommunications Co., Ltd. ("JSTC"), including set date for the extra-ordinary shareholders meeting No. 2/2002.

A Jasmine International Public Company Limited ("JASMIN") board of directors' meeting No. 5/2002 held on 13 May 2002 passed the following resolutions:-

1. Certify the minutes of the annual general meeting of shareholders No. 1/2002 held on 26 April 2002 and propose the matter to the shareholders' meeting for the approval.

2. Approve and ratify Jasmine Submarine Telecommunications Co., Ltd. ("JSTC") to repurchase US$ 180,000,000 Senior Secured Notes ("Notes") prior to maturity date, whereby Salomon Smith Barney will be appointed as the advisor and agent for the repurchase, and to enter into a Credit Facilities Agreement with Krungthai Bank Public Company Limited in the amount not exceeding Baht. 4,350 million to facilitate the repurchase of such Notes.

   JSTC, a wholly owned subsidiary of the company, issued US$ 180,000,000 Senior Secured Notes to offer to foreign investors in the year 1997. At present, the outstanding principal is US$ 142,956,000.00, which will be due and payable in the year 2011, whereby Salomon Smith Barney will be appointed as the advisor and agent for the repurchase. Furthermore, the Krungthai Bank Public Company Limited ("Bank") will grant a credit facility of not exceeding Baht 4,350 million to JSTC to facilitate the repurchase of such Notes.

   On 25 April 2002, the board of directors of JSTC approved JSTC to repurchase US$ 180,000,000 Senior Secured Notes prior to maturity date and to enter into a Credit Facilities agreement with Krungthai Bank Public Company Limited in the amount not exceeding Baht 4,350 million as above mentioned.

   As a result, the board of directors of JASMIN considered, approved and ratified JSTC to repurchase the US$ 180,000,000 Senior Secured Notes prior to maturity date, whereby Salomon Smith Barney will be appointed as the advisor and agent for the repurchase, and to enter into the Credit Facility Agreement and Security Agreement as well as to execute other related documents or agreements with Bank and authorize the board of directors of JSTC to negotiate, agree, execute, as well as to take other actions related to (1) the repurchase of the Notes, as well as to appoint the financial advisor or legal consultant, to make repayments and to perform any other acts necessary to accomplish the repurchase of the Notes and (2) the execution of the Credit Facility Agreement and Security Agreement as well as other documents or agreements related to the Credit Facility Agreement of JSTC, and to perform any acts necessary for the execution and implementation of such credit facility and other related documents or agreements on behalf of JSTC and propose the matter to the shareholders' meeting for the approval and ratification.

3. Approve and ratify the investment of JSTC that JSTC can use the funds held by JSTC in the amount not exceeding Baht 1,050 million in cash which are not used in the business operation to invest in debt instruments and other debts, including the assignment of rights to receive payment by the creditors of Jasmine group companies at discount. Such investment by JSTC will be beneficial to Jasmine group companies because it would maximize the efficiency of cash management. In addition, the directors acknowledged and recognized the provisions of Article 5.10 of the Trust Indenture dated 29 May 1997, which JSTC has entered into with The Chase Manhattan Bank ("Trustee"), in the capacity of the Trustee to issue Indential Notes or other debt instruments, which stipulates that JSTC or Thai Long Distance Telecommunications Co., Ltd. ("TLDT"), a subsidiary of JSTC, shall not make or permit to remain outstanding any investment except the Permitted Investment provided under the Trust Indenture. However, the above mentioned matter should be proposed to the shareholders' meeting for the approval and ratification.

4. That the extra-ordinary shareholders meeting No. 2/2002 should be held on Thursday 20th June, 2002 at 14.00 hrs. at Auditorium Room, Jasmine International Tower, 3rd floor, No. 200 Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred District, Nonthaburi 11120. The agenda for the meeting will:

   4.1 To certify the minutes of the annual general meeting of shareholders No. 1/2002 held on 26 April 2002.
   4.2 To consider, approve and ratify the repurchase of US$ 180,000,000 Senior Secured Notes prior to maturity date and the entrance into a Credit Facilities Agreement with Krungthai Bank Public Company Limited in the amount not exceeding Baht 4,350 million of JSTC.
   4.3 To consider, approve and ratify the investment of JSTC.
   4.4 To consider other matters (if any).

5. That the date for closing the company share register for the right to attend the meeting will be on Thursday 30th May, 2002 at 12.00 a.m. until the adjournment of the meeting.

Signature ______________________ Authorized director

(Mr.Phongchai Sirinaruemitr)
President

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. (66 2) 502-3000-7 Fax: (66 2) 502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 38/45

26 April 2002

JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED (JASMIN)
REPORTS ON THE SHAREHOLDERS' RESOLUTIONS

JASMIN would like to report on the resolutions made at the Annual General Meeting No.1/2002 held on 26 April 2002. The details of the resolutions are as follows:-

1. To certify the minutes made at the extra-ordinary shareholders meeting No. 1/2002 held on 11 February 2002.

2. To acknowledge the annual report of the board of directors on the performance of the company during the year 2001.

3. To approve the balance sheet and profit/loss statements and auditor's report for the fiscal year ended 31 December 2001.

4. To omit the annual dividend payment for the operation from 1 January to 31 December 2001 and declare no allocation of profit as legal reserve since the company still sustains the accumulated loss.

5. To appoint the following persons as auditors for the year 2002.

Name	CPA No.	Auditing Firm
1. Mr.Ruth Chaowanagawi	3247	Ernst & Young
2. Mr.Narong Puntawongse	3315	Ernst & Young

The remuneration of the auditing fee for the year 2002 is not exceeding Baht 900,000.

6. To re-appoint the directors whose tenure has ended, as follows:

6.1 The directors whose tenure has ended are as follows:
1. Thunpuying Niramol Suriyasat
2. Mr.Vichit Yamboonruang
3. Mrs.Bilaibhan Sampatisiri
4. Mr.Terasak Jerauswapong

6.2 The directors being re-appointed are as follows:
1. Mr.Vichit Yamboonruang
2. Mrs.Bilaibhan Sampatisiri
3. Mr.Terasak Jerauswapong

The members of the new board of directors are 10 persons as follows:
1. General Tienchai Sirisumpan
2. Mr. Songrit Kusomrosananan

3. Mr. Somboon Patcharasopak
4. Mr. Vichit Yamboonruang
5. Mr. Varapol Socatiyanurak
6. Mrs. Bilaibhan Sampatisiri
7. Mr. Terasak Jerauswapong
8. Mr. Phongchai Sirinaruemitr
9. Mr. Subhoj Sunyabhisithkul
10. Mr. Somsak Padhana-anek

6.3 The remuneration of the board of directors for the year 2002 is not exceeding Bt. 15 million.

7. To approve the extension of the maturity date of the warrants of the company, which were issued and offered to the existing shareholders and scheduled to mature within 5 years, whereby the last exercise date is 15 June 2004, to a period of 10 years as from the date of issuance. Thus, the last exercise date of 333.6 million units of warrants will be scheduled on 15 June 2009. The exercise method and details of warrants and rights of the warrant holders shall remain unchanged.

Jasmine International Public Company Limited

Signature____________________________ Authorized director

(Mr. Phongchai Sirinaruemitr)

President

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. (66 2) 502-3000-7 Fax: (66 2) 502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 33/45

9 April 2002

Subj. : Retirement of director.

Please be informed that Thunpuying Niramol Suriyasat, Chairman and Independent Director of the company has passed away so she was retired from the company by her death.

Please be informed accordingly.

Signature____________________ Authorized director
(Mr. Phongchai Sirinaruemitr)
President

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. (66 2) 502-3000-7 Fax: (66 2) 502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 28/45
29 March 2002

Subj. : The extension of maturity date of the right warrants and amendment on agenda of the annual general meeting of shareholders No. 1/2002.

Jasmine International Public Company Limited (JASMIN) board of directors' meeting No. 4/2002 held on 29 March 2002 passed the following resolutions:-

1. The annual general meeting of shareholders No. 1/1999, held on 27 April 1999, resolved to issue and offer 333.6 million units of warrants to existing shareholders to purchase ordinary shares of the company, whereby such warrants are scheduled to mature within 5 years as from the date of issuance.

   As of 15 March 2002 the outstanding number of warrants which the warrant holders have not exercised their rights is 257,356,537 units, being 77.15 per cent of the warrants which were issued and offered to existing shareholders. The warrants are scheduled to mature in approximately 2 years. Therefore, in order to create opportunity in generating the company's funds, the board of directors of the company adopted a resolution to extend the maturity date of such warrants for another 5 years. As a result, the outstanding period for exercising of rights is extended to 7 years. Such extension will extend the period for rights exercise, without prejudice to the right of the warrant holders. Furthermore, such extension will also prolong the effect on the shareholding proportion of the existing shareholders.

   Therefore, the board of directors deems it appropriate to propose to the shareholders' meeting of the company to consider and approve the extension of the maturity date of the warrants, which were previously issued and offered to the existing shareholders of the company from 5 years, having the last exercise date on 15 June 2004, to 10 years as from the date of issuance. Thus, the last exercise date of such warrants will be scheduled on 15 June 2009. The details of the warrants and rights of the warrant holders shall remain unchanged.

2. Approved to add and amend agenda of the annual general meeting of shareholders No. 1/2002 which will be held on Friday 26 April 2002, at 14.00 hrs. at Auditorium Room, 3rd Floor, Jasmine International Tower, No. 200, Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred District, Nonthaburi 11120. The agenda for the meeting will be as follows:-
   - 2.1 To consider and approve the Minutes of the Extra-ordinary Shareholders Meeting No.1/2002 held on 11 February 2002.
   - 2.2 To acknowledge the board of directors' annual report on the company's operating result during the year 2001.
   - 2.3 To consider and approve the company's financial statement and auditor's report as at 31 December 2001.
   - 2.4 To consider the dividend for the year 2001 and to allocate profit as legal reserve.
   - 2.5 To consider an appointing of the auditor and fixing the remuneration thereof.
   - 2.6 To consider the election of the directors to replace those who retire by rotation and to fix the remuneration thereof.
   - 2.7 To consider and approve the extension of the maturity date of the warrants of the company, which were issued and offered to the existing shareholders and scheduled to mature within 5 years, whereby the last exercise date is 15 June 2004, to a period of 10 years as from the date such warrants are issued in order that the last exercise date of the warrants issued and offered is extended to 15 June 2009.
   - 2.8 To consider other matters (if any).

The date for closing the company share register for the right to attend the meeting will remain unchanged which is on Friday 5 April, 2002 at 12.00 am. until the adjournment of the meeting.

Signature______________________ Authorized director

(Mr. Phongchai Sirinaruemitr)

President

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. (66 2) 502-3000-7 Fax: (66 2) 502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 18/45

18 March, 2002

JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED
REPORTS THE RESULTS OF WARRANT CONVERSION TO COMMON SHARES

As Jasmine International Public Company Limited (JASMIN) has issued and offered warrants to purchase new shares to the existing shareholders and the directors or employees of the company and its subsidiaries, JASMIN would like to report the results of warrant conversion to common shares as follows :-

1) ***Warrants offered to the existing shareholders***

Refer to the resolution of the Annual General Meeting No 1/1999 held on 27 April 1999, approving the capital increase of the company by issuing 333.6 million units of warrant to the existing shareholders, the warrant holders can exercise right on the date 15th of March, June, September and December of each year through the maturity date. JASMIN has set the date for converting the company's warrants at the ratio of 1 right warrant into 1 common share at Baht 5.- per share. Date to notify the intention to exercise is 1-14 March 2002. The exercise date is on 15 March 2002. The results of the conversion are as follows:

No. of warrant holders	No. of warrants	No. of common shares
1. -None- Thai national	- Units	- Shares
2. One Foreign national	15,000 Units	15,000 Shares
Total	15,000 Units	15,000 Shares

After this conversion, there are 257,356,537 remaining warrants.

2) ***Warrants offered to directors or employees of the company and its subsidiaries***

Refer to the resolution of the Extra-ordinary Shareholders Meeting of JASMIN No. 1/2000 held on 4 September 2000, approving the issuance and offering of warrants to purchase new shares to directors or employees of the company and its subsidiaries at total amount of the project 18,375,706 units, allocated in 3 classes as follows;

- Warrant Class 1 11,749,574 units (divided into 3 grants)
- Warrant Class 2 5,426,132 units (divided into 10 grants)
- Warrant Class 3 1,200,000 units (divided into 2 grants)

And approved the allocation of 18,375,706 ordinary shares at par value 10.- Baht each allocated to guarantee the use of rights exercised under the warrant to purchase ordinary shares of the company under the warrant issued to the directors or employees of the company and its subsidiaries.

Following to the mention project, in the first time the company issued and offered warrants 5,460,000 units as the following details :-

- Warrant Class 1 Issue No. 1 3,762,774 units, offered price per unit 0.- Baht, Exercise price per unit 10.- Baht
- Warrant Class 2 Issue No. 1 628,415 units, offered price per unit 0.- Baht, Exercise price per unit 15.- Baht
- Warrant Class 2 Issue No. 2 468,811 units, offered price per unit 0.- Baht, Exercise price per unit 20.- Baht
- Warrant Class 3 Issue No. 1 600,000 units, offered price per unit 0.- Baht, Exercise price per unit 15.- Baht

The warrant holder can exercise on every 3 months on the date 15th of March, June, September and December of each year from the first day of exercise date specified in the warrant until the expiry date. In this time, the exercise date is on 15 March 2002, date to notify the intention to exercise is 1-14 March 2002. The ratio to exercise for every warrant class is 1 warrant unit per 1 common share at the above mentioned exercise prices.

The company would like to report the results of the conversion as follows :-

- No warrant holder exercises his right -

After this conversion, there will be warrants remaining as follows :-

- Warrant Class 1 Issue No. 1 3,762,774 units
- Warrant Class 2 Issue No. 1 628,415 units
- Warrant Class 2 Issue No. 2 468,811 units
- Warrant Class 3 Issue No. 1 600,000 units

Note : Since directors or employees of the company and its subsidiaries who hold warrant certificates resigned and returned warrant certificates to the company, the accumulated number of the returned warrant certificates are as follows :-

- Warrant Class 1 Issue No. 1 448,967 units
- Warrant Class 2 Issue No. 1 64,800 units
- Warrant Class 2 Issue No. 2 48,600 units

As a result, there will be warrants remaining after this conversion as follows :-

- Warrant Class 1 Issue No. 1 3,313,807 units
- Warrant Class 2 Issue No. 1 563,615 units
- Warrant Class 2 Issue No. 2 420,211 units
- Warrant Class 3 Issue No. 1 600,000 units

The company will have a paid-up capital increased from Baht 4,745,364,280 to Baht 4,745,514,280.

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน) • Jasmine International Public Company Limited •

Signature ______________________ Authorized director

(Mr. Phongchai Sirinaruemitr)

President